SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2014

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

This Form 6-K consists of:

1.    A copy of the 2014 first quarterly report of China Petroleum & Chemical Corporation (the “Registrant”); and
2.    An announcement regarding further avoiding competition with China Petrochemical Corporation by the Registrant;

Each made by the Registrant on April 28, 2014.

Document 1

China Petrochemical &Chemical Corporation
First Quarterly Report for 2014

April 28, 2014
Beijing, China

1	Important Notice

1.1
The Board of Directors, the Board of Supervisors, directors, supervisors and senior management of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “the Company”) warrant that there are no misrepresentations, misleading statements contained in or material omissions from this quarterly report, and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this quarterly report.

1.2	This quarterly report was approved on the sixteenth meeting of the Fifth Session of the Board of Directors of Sinopec Corp. All directors attended the meeting.

1.3
Mr. Fu Chengyu, Chairman of the Board of Directors, Mr. Li Chunguang, Director and President, Mr. Wang Xinhua, Chief Financial Officer and Head of the Accounting Department warrant the authenticity and completeness of the financial statements contained in this quarterly report.

1.4	The financial statements in this quarterly report were not audited.

2	Basic Information of Sinopec Corp.

2.1	Principal financial data and indicators

2.1.1	Principal financial data and indicators prepared in accordance with the China Accounting Standards for Business Enterprises ("ASBE")

Items	31 March 2014	31 December 2013	Changes from the end of the preceding year to the end of the reporting period(%)
Total assets (RMB millions)	1,408,367	1,382,916	1.8
Total equity attributable to equity shareholders of the Company (RMB millions)	585,225	570,346	2.6
Net assets attributable to equity shareholders of the Company per share (RMB)	5.017	4.912	2.1
	In the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year(%)
Net cash flows from operation activities (RMB millions)	12,621	8,220	53.5
	In the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year(%)
Operating income (RMB millions)	641,065	695,571	(7.8)
Net profit attributable to equity shareholders of the Company (RMB millions)	13,477	15,834	(14.9)
Net profit attributable to equity shareholders of the Company excluding extraordinary gain and loss (RMB millions)	13,433	15,881	(15.4)
Weighted average return on net assets(%)	2.33	2.98	(0.65) percentage points
Basic earnings per share (RMB)	0.116	0.138	(15.9)
Diluted earnings per share (RMB)	0.115	0.137	(16.1)

From the beginning of the year to the end of the reporting period
Extraordinary gains and losses items	(gains)/losses (RMB millions)
Net loss on disposal of non-current assets	48
Donations	3
Gain on holding and disposal of various investments	(80)
Other non-operating income, net	(28)
subtotal	(57)
Tax effect	14
Total	(43)
Equity shareholders of the Company	(44)
Minority interests	1

2.1.2	Principal financial data and indicators prepared in accordance with International Financial Reporting standards (“IFRS”)

	31 March 2014	31 December 2013	Changes from the end of the preceding year to the end of the reporting period(%)
Total assets (RMB millions)	1,408,367	1,382,916	1.8
Total equity attributable to equity shareholders of the Company (RMB millions)	583,705	568,803	2.6
Net assets attributable to the equity shareholders of the Company per share (RMB)	5.004	4.880	2.5
	In the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year(%)
Net cash generated from operating activities (RMB millions)	12,621	8,111	55.6
	In the reporting period	From the beginning of the preceding year to the end of the preceding reporting period	Changes over the same period of the preceding year(%)
Net profit attributable to equity shareholders of the Company (RMB millions)	14,121	16,677	(15.3)
Basic earnings per share (RMB)	0.121	0.145	(16.6)
Diluted earnings per share (RMB)	0.120	0.144	(16.7)
Return on net assets(%)	2.42	3.05	(0.63) percentage points

2.1.3	Differences between net profit of the Company for the first quarter of 2014 under ASBE and IFRS and shareholder’s equity under ASBE and IFRS as at the end of the reporting period.

The consolidated net profit for the reporting period under ASBE and IFRS were RMB 14,482 million and 15,160 million respectively, with a difference of RMB 678 million; the consolidated shareholders’ equity as at the end of the reporting period under ASBE and IFRS were RMB 641,059 million and 639,451 million, with a difference of RMB 1,608 million. The differences were primarily due to safety production fund. Please refer to section C of the attached financial statements.

2.2	Number of shareholders and list of top ten shareholders holding shares without selling restrictions as at the end of the reporting period

Number of shareholders as at the end of the reporting period	Total number of shareholders was 672,623, including 666,121 holders of domestic A shares and 6,502 holders of overseas H shares.

Shareholdings of top ten shareholders without selling restriction

Name of shareholders	Number of shares without selling restrictions held as at the end of the reporting period(share)	Type of shares (A, B, H share or others)
China Petrochemical Corporation	85,720,671,101	A
HKSCC Nominees Limited1	25,368,291,459	H
Guotai Junan Securities Co., Ltd2	336,685,902	A
China Securities Finance Co., Ltd3	290,856,856	A
Qatar holding Limited Liability Company – Self-owned funds	89,996,185	A
National Social Security Fund No. 106 portfolio	77,407,334	A
China Life Insurance Co., Ltd. - dividends - personal bonus - 005L - FH002 Shanghai	65,785,010	A
CSOP Asset Management Limited –FTSE China A50 ETF	61,639,287	A
Industrial and Commercial Bank of China - BOC Sustainable Growth Stock Type Securities Investment Fund	56,464,149	A
Industrial & Commercial Bank of China – e 50 index securities investment funds	54,314,323	A

Note:
1.
Sinopec Century Bright Capital Investment Limited, overseas wholly-owned subsidiary of China Petrochemical Corporation, holds 553,150,000 H shares, which is included in the total number of the shares held by HKSCC Nominees Limited.

2.
As of the end of this reporting period, Guotai Junan Securities Co., Ltd. holds shares of Sinopec Corp. through self-run security account, securities lending special accountand refinancing guarantee account.

3.	As of the end of this reporting period, China Securities Finance Co., Ltd. holds shares of Sinopec Corp. through its self-run securities account.

2.3	Review of Operating Results

In the first quarter of 2014, China’s economy maintained steady growthat a GDP growth rate of 7.4% over the same period last year.According to estimates, domestic apparent consumption of refined oil products rose 2.5% over the same period last year.

The Company endeavored to optimize its operations and expand market share through deepening reforms,while ensuring safety in production. In accordance with the China Accounting Standards for Business Enterprises (“ASBE”) the Company realized a total profit before taxation of RMB 19.3 billion in the first quarter, 16.11% lower than the same period last year; and net profit attributable to equity shareholders of the Company was RMB 13.477 billion, down 14.88% over the same period last year. In accordance with International Financial Reporting Standards (“IFRS”) , the Company realized an operating profit of RMB 24.817 billion in the first quarter,9.98% lower than the same period last year; and net profit attributable to equity shareholders of the Company was RMB 14.121 billion, down 15.33% over the same period last year.

Exploration & Production Segment: The Company strengthened its oil and gas exploration and production activities, achieving steady increase in oil and gas output. In exploration, major progress was made in marine facies natural gas in western Sichuan and in central Yuanba in northeastern Sichuan. While in production, construction of key crude oil development projects progressed smoothly. Construction of shale gas production capacity in Fuling also achieved significant progress. As of March 31, 22 wells have been put into operation in the pilot project. Crude oil production for the first quarter was 89.37 million barrels, increased 8.76% over the same period last year; natural gas production was 177.37 billion cubic feet, up 8.68% over the same period last year. However due to the downward trend of international crude oil price and cost increase in upstream production, in the first quarter, the exploration and production segment’s an operating profit was RMB 13.206 billion, 18.63% lower than the same period last year.

Refining Segment: The Company maintained safe and stable operation at its refining units; adjusted utilization according to changing demands; optimized product slate and increased production of gasoline and jet fuel. In the first quarter, the Company processed 57.22 million tonnes of crude oil, down 2.5% over the same period last year; produced 11.97 million tonnes of gasoline, 5.46% higher on a year on year basis; produced 4.86 million tonnes of kerosene,15.99% higher year on year. In the first quarter, the refining segment realized an operating profit of RMB 3.739 billion, increased 69.65% over the same period last year.

Marketing and Distribution Segment: The Company made further progress in the restructuring of the marketing segment and introduction of social and private capital. Taking market oriented approach, focusing on operational quality and efficiency, the Company expanded its retail operation and stabilized sales volumes. The Company accelerated the development of non-fuel business through the establishment of Sinopec Easy Joy Sales Co., Ltd. In the first quarter, total sales volume of oil products was 42.15 million tonnes, generally flat year on year, of which, retail volume was 27.29 million tonnes, up 2.44% over the same period last year; non-fuel product turnover approximated RMB 3.6 billion, representing an increase of 11% over the same period last year. In the first quarter, the marketing and distribution segment realized an operating profit of RMB 8.832 billion, 3.22% lower than the same period last year.

Chemicals Segment: Faced with high and volatile feedstock prices, declining chemical product prices and other challenges, the Company improved the synergy between production and selling, and pushed forward the adjustment of feedstock mix and the utilization of the capacity to optimize its operations. In the first quarter, production of ethylene, synthetic resin, synthetic rubber and synthetic fiber was 2.579 million tonnes, 3.519 million tonnes, 254 thousand tonnes and 326 thousand tonnes respectively, representing year on year growths of 5.61%, 3.65%, 2.42% and decrease of 7.39%, respectively. The proportion of high value-added rubber products reached 15.6%, 360 basis points higher than the same period last year; the proportion of special purpose polyester and differential fiber products was 75.01%,790 basis point higher than the same period last year. The operating loss for chemicals segment for the first quarter was RMB 1.342 billion.

Operating data for the first quarter
		For three-month period ended 31 March		Changes
Operating data	Unit	2014	2013	(%)
Exploration and production
Oil and gas production1	million BOE	118.96	109.37	8.77
Crude oil production	million barrels	89.37	82.17	8.76
China	million barrels	76.60	76.22	0.50
Overseas2	million barrels	12.77	5.95	114.62
Natural gas production	billion cubic feet	177.37	163.20	8.68
China	billion cubic feet	176.34	163.20	8.05
Overseas3	billion cubic feet	1.03	-	-
Realized crude oil price4	USD/barrel	95.39	98.83	(3.48)
Realized natural gas price	USD/thousand cubic feet	6.97	5.86	18.94
Refining7
Refinery throughput	million tonnes	57.22	58.69	(2.50)
Gasoline, diesel and kerosene production	million tonnes	35.09	35.30	(0.59)
Gasoline	million tonnes	11.97	11.35	5.46
Diesel	million tonnes	18.27	19.76	(7.54)
Kerosene	million tonnes	4.86	4.19	15.99
Light chemical feedstock	million tonnes	10.13	9.77	3.68
Light products yield	%	76.98	76.44	54 bps
Refining yield	%	94.79	94.72	7 bps
Marketing and Distribution
Total sales of refined oil products	million tonnes	42.15	42.13	0.05
Total domestic sales of refined oil products	million tonnes	38.67	38.92	(0.64)
Retail	million tonnes	27.29	26.64	2.44
Distribution	million tonnes	7.17	7.63	(6.03)
Wholesale	million tonnes	4.21	4.65	(9.46)
Total number of domestic service station5	stations	30,554	30,536	0.06
Company-owned and company-operated	stations	30,541	30,523	0.06
Throughput per domestic service station of company-owned and company-operated6	tonnes/station	3,575	3,473	2.94
Chemicals7
Ethylene	thousand tonnes	2,579	2,442	5.61
Synthetic resins	thousand tonnes	3,519	3,395	3.65
Synthetic rubbers	thousand tonnes	254	248	2.42
Monomers and polymers for synthetic fibers	thousand tonnes	2,196	2,267	(3.13)

		For three-month period ended 31 March		Changes
Operating data	Unit	2014	2013	(%)
Synthetic fibers	thousand tonnes	326	352	(7.39)

Note.
1.	Conversion convention: for domestic gas, 1 barrel of oil equivalent (BOE) = 6,000 cubic feet; for overseas gas, 1 BOE=5238 cubic feet.
2.	Overseas crude oil production in 2014 includes 8.69 million barrels of equity production in CIR, Taihu and Mansarovar.
3.	Overseas natural gas production in 2014 refers to production in CIR.
4.	Realized price for overseas crude oil is 107.3 USD/barrel. Prices for CIR, Taihu and Mansarovar production are not included.
5.	The number of service stations in 2013 was the number as at 31 December 2013.
6.	Throughput per service station data was an annualized average.
7.	Including 100% output of the joint ventures companies.

Capital Expenditure: The capital expenditure of the Company in the first quarter of 2014 was approximately RMB 13,067 million.

Capital expenditure for exploration and production segment was RMB 4,178 million, mainly for the construction of oil and gas production capacity in Shengli oilfield, Tahe oilfield, Yuanba marine facies gas field in southwest China, and Daniudi gas field in northern China, etc.; development of shale gas in Chongqing Fuling Jiaoshiba block and coal-bed methane in southern Yanchuan; LNG projects and natural gas pipeline construction in Shandong and Guangxi provinces, etc.; Overseas projects as Angola block 18 and Russia UDM, etc..

Capital expenditure for refining segment was RMB 2,115 million, mainly for refinery revamping projects in Shijiazhuang, Yangzi and Jiujiang, and quality upgrading of refined oil products.

Capital expenditure for the chemicals segment was RMB 3,810 million, mainly for projects like the acquisition of equity interest in Ningdong coal chemical project, investment in Zhongan coal chemical project, product mix adjustment in Qilu acrylonitrile and Maoming polypropylene and the construction of other basic chemical projects.

Capital expenditure for the marketing and distribution segment was RMB 2,590 million, mainly for the revamping of service (gas) stations and the construction of facilities like refined oil product pipeline, oil depots and non-fuel business. 125 service (gas) stations have been developed in the first quarter.

Capital expenditure for corporate and others was RMB 374 million, mainly on the construction of scientific research facilities and IT projects.

3	Significant events

3.1	Significant changes of key accounting items and financial indicators (under ASBE) of the Company and the reasons for the changes:

	31 March	31 December	Increase/(decrease)
Items of Consolidated	2014	2013	Amount	Percentage	Major reasons for changes
Balance Sheet	RMB millions	RMB millions	RMB millions	(%)
Cash at bank and on hand	20,771	15,101	5,670	37.5	Mainly due to the increase of cash balance at the end of reporting period.
Short-term loans	172,742	108,121	64,621	59.8	Mainly due to increased short term borrowings in US Dollars.
Employee benefits payable	2,267	818	1,449	177.1	Mainly due to the increase of employee benefits payable at the end of this quarter, compared with that at the end of the last year.
Non-current liabilities due within one year	12,636	45,749	(33,113)	(72.4)	Mainly due to the repayment of the RMB 30 billion bonds with warrants and RMB 3.5 billion corporate bond.
Specific reserve	2,176	1,556	620	39.8	Mainly due to the provision of safety production fund of the reporting period.

	For three-month period ended 31 March,	For three-month period ended 31 March,	Increase/(decrease)
Items of consolidated	2014	2013	Amount	Percentage	Main reason for changes
income statement	RMB millions	RMB millions	RMB millions	(%)
Financial expenses	4,188	2,511	1,677	66.8	Mainly due to exchange losses from the fluctuation of RMB exchange rate in the first quarter.
Impairment losses	(49)	(12)	(37)	308.3	Mainly due to the reversals of provision for the impairment of inventories.
Investment income	854	549	305	55.6	Mainly due to increase of the investment income on associates and joint ventures over the same period of the last year.

Items of consolidated	For three-month period ended 31 March,	For three-month period ended 31 March,	Increase/(decrease)
cash flow statement	2014	2013	Amount	Percentage	Main reason for changes
	RMB millions	RMB millions	RMB millions	RMB millions
Net cash flows from operation activities	12,621	8,220	4,401	53.5	Mainly due to the decrease of the occupation of the working capital over the same period of the last year.
Net cash flows from investing activities	30,459	46,961	(16,502)	(35.1)	Mainly due to the effects of issuing of new H shares at the same period of the last year.

3.2	The progress of significant events and their impacts as well as the analysis and explanations for the solutions

3.2.1   The increased shareholdings of Sinopec Corp.’s A share by China petrochemical corporation

On 5 November 2013, the Company was informed by China Petrochemical Corporation (“Sinopec Group”) that, Sinopec Group proposed to increase its shareholding in the Company through acquisitions of the Company’s shares on the secondary market in its own name or through other concerting parties within 12 months commencing on 5 November 2013 (the “Increase Period”). The aggregate of such acquisition(s) will not exceed 2% (inclusive of the shares acquired on 5 November 2013) of the total issued share capital of the Company (“the “Shareholding Increase”).Before the Shareholding Increase, Sinopec Group directly and indirectly held 86,089,416,000 shares of the Company, representing approximately 73.855% of the total issued share capital of the Company. On 31 March 2014, Sinopec Group directly and indirectly held 86,273,821,101 shares of the Company, representing approximately 73.867% of the total issued share capital of the Company. During the Increase Period, Sinopec Group had increased its shareholding in the Company by way of acquiring 184,405,101 A shares, representing approximately 0.158% of the total issued share capital of the Company. Sinopec Group undertakes not to reduce its shareholding in the Company during theIncrease Period and the statutory period.

3.2.2	Fuling Shale Gas Project

Based on the significant breakthrough in the Fuling shale gas exploration project, after trial development and appraisal, the Company has set an overall production capacity target of 10 billion cubic meters for Fuling shale gas field, and a planned capacity of 5 billion cubic meters per year for the first phase. In accordance with the guidance of overall deployment and step-by-step development, the first project of the first phase, which is the North Block development project, is scheduled for 2014. This project mainly consists of drilling 91 new wells and constructing shale gas collecting and transmission facilities. The production capacity of this project will be 1.8 billion cubic meters per annum.

3.2.3	Restructuring of Marketing Segment

On 19 February 2014, the fourteenth meeting of the Fifth Session of the Board of Directors of Sinopec Corp. considered and approved the proposal to start the restructuring of the Company’s marketing segment and to introduce social and private capital to realize diversified ownership of this segment. The Company has started the audits and valuation of the relevant assets. As of 1 April 2014, the ownership, management and control of the assets under the marketing and distribution segment of the Company have been transferred to Sinopec Sales Co., Ltd, a wholly-owned subsidiary of the Company. On 25 April 2014, the Company disclosed in an announcement that China International Capital Corporation Limited, Deutsche Bank AG, CITICS ecurities Company Limited and Bank of America have been selected as the financial advisors to the project of restructuring Sinopec Sales Co., Ltd. and introducing social and private capital to realize diversified ownership of its marketing segment. For details, please refer to the announcements published in the China Securities Journal, Shanghai Securities News and Securities Times by the Company on 10 February 2014, 26 March 2014, 2 April

2014 and 25 April 2014 respectively.

3.3	Status of fulfillment of commitments undertaken by the Company, shareholder and actual controller

✓ Applicable ☐ Not applicable

(1)	As at the date of this quarterly report, the major commitments made by China Petrochemical Corporation include:

i	compliance with the connected transaction agreements;
ii	solving the issues regarding legality of the certificates for the land use rights and certificates for the property ownership rights within a specified period of time;
iii	implementation of the Re-organization Agreement (for definition, please refer to prospectus in relation to the offering of H shares);
iv	granting licenses for intellectual property rights;
v	avoiding the competition with the Company;
vi	abandonment of business competition and conflict of interests with Sinopec Corp.

The details of the above-mentioned commitments were included in the prospectus in relation to the offering of A shares of Sinopec Corp., which was published in China Securities Journal, Shanghai Securities News and Securities Times on 22 June 2001;

vii
On 27 October 2010, Sinopec Corp. disclosed through a public announcement that, considering the major refining business of China Petrochemical Corporation has been injected into Sinopec Corp., China Petrochemical Corporation undertook to dispose of its minor remaining refining business within 5 years to eliminate the competition with Sinopec Corp. in terms of the refining business.

viii
On 15 March 2012, Sinopec Corp. disclosed in an announcement that, China Petrochemical Corporation undertakes to take Sinopec Corp. as the sole platform of its ultimate integration among the businesses such as exploration and production of oil and gas, oil refining, chemicals and sale of petroleum products. China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. in this respect. On 29 April 2014, Sinopec Corp. disclosed in an announcement that, it received an undertaking from China Petrochemical Corporation that, given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a ten-year option to the Sinopec Corp, which includes (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as at the date of the undertaking and still in it’s possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the undertaking, within ten years after the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its equity interests in these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid item (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with the applicable laws and regulations, contractual obligations and other procedural requirements.

For details in relation to the above-mentioned undertaking, please refer to the announcement published in the China Securities Journal, Shanghai Securities News and Securities Times by the Company dated 29 April 2014. As at the date of this quarterly report, Sinopec Corp. was not aware of any breach of the above-mentioned major commitments by the aforesaid shareholder.

(2)
As at the date of this quarterly report, Sinopec Corp. has no commitments with regard to results, assets injection or assets restructure which have not been fulfilled yet, nor did Sinopec Corp. make any earnings prediction for such assets or projects.

3.4
Caution and explanation as to the anticipated loss of accumulated net profits from the beginning of the year to the end of the next reporting period or significant changes over the same period last year

☐ Applicable ✓ Not applicable

3.5	Implementation of Cash Dividend in the Reporting Period

At the 15th meeting of the fifth session of the Board of Directors of Sinopec Corp. on 21 March 2014, the Board approved the proposal to distribute a final cash dividend of RMB0.15 (tax included) per share, with the interim distributed dividend of RMB 0.09 (tax included) per share, the total dividend for the whole year is RMB0.24 (tax included) per share.
The proposed profit distribution plan will be submitted to the annual general meeting for the year 2013 for approval. The final cash dividend will be distributed on 19 June 2014 (Thursday) to all shareholders whose names appear on the register of members of Sinopec Corp. on the record day of 30 May 2014 (Friday). The H shares register of members of Sinopec Corp. will be closed from 26 May 2014 (Monday) to 30 May 2014 (Friday) (both dates are inclusive). In order to qualify for the final dividend for H shares, the holders of H shares must lodge all share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (address: shops 1712-1716 on the 17th floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on 23 May 2014 (Friday) for registration.

3.6	This quarterly report is published in both English and Chinese. Should any conflict regarding the meaning arises, the Chinese version shall prevail.

By order of the Board

Chairman

Fu Chengyu

      Beijing, PRC, 28 April 2014

A.           Quarterly financial statements prepared under China Accounting Standards for Business Enterprises

1.	Consolidated Balance Sheet

	At 31 March 2014 RMB million (unaudited)	At 31 December 2013 RMB million (audited)

Assets
Current assets
Cash at bank and on hand	20,771	15,101
Bills receivable	25,510	28,771
Accounts receivable	81,144	68,466
Other receivables	11,666	13,165
Prepayments	4,683	4,216
Inventories	244,094	221,906
Other current assets	18,03921,385

Total current assets	405,907	373,010

Non-current assets
Long-term equity investments	79,408	77,078
Fixed assets	658,371	669,595
Construction in progress	159,278	160,630
Intangible assets	60,763	60,263
Goodwill	6,255	6,255
Long-term deferred expenses	11,821	11,961
Deferred tax assets	4,751	4,141
Other non-current assets	21,813	19,983

Total non-current assets	1,002,460	1,009,906

Total assets	1,408,367	1,382,916

1.	Consolidated Balance Sheet (continued)

	At 31 March 2014 RMB million (unaudited)	At 31 December 2013 RMB million (audited)

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	172,742	108,121
Bills payable	4,499	4,526
Accounts payable	208,384	202,724
Advances from customers	74,947	81,079
Employee benefits payable	2,267	818
Taxes payable	32,515	35,888
Other payables	60,569	82,917
Short-term debentures payable	10,000	10,000
Non-current liabilities due within one year	12,636	45,749

Total current liabilities	578,559	571,822

Non-current liabilities
Long-term loans	45,940	46,452
Debentures payable	99,797	99,138
Provisions	26,250	26,080
Deferred tax liabilities	7,882	7,977
Other non-current liabilities	8,880	8,187

Total non-current liabilities	188,749	187,834

Total liabilities	767,308	759,656

1.	Consolidated Balance Sheet (continued)

	At 31 March 2014 RMB million (unaudited)	At 31 December 2013 RMB million (audited)
Liabilities and shareholders’ equity（continued）
Shareholders’ equity
Share capital	116,795	116,565
Capital reserve	39,744	39,413
Specific reserve	2,176	1,556
Surplus reserves	190,337	190,337
Retained earnings	238,011	224,534
Foreign currency translation differences	(1,838)	(2,059)

Total equity attributable to shareholders of the Company	585,225	570,346

Minority interests	55,834	52,914

Total shareholders’ equity	641,059	623,260

Total liabilities and shareholders’ equity	1,408,367	1,382,916

These financial statements have been approved by the board of directors on 28 April 2014.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhua
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

2.	Balance Sheet

	At 31 March 2014 RMB million (unaudited)	At 31 December 2013 RMB million (audited)

Assets
Current assets
Cash at bank and on hand	7,656	6,732
Bills receivable	2,044	2,064
Accounts receivable	31,221	32,620
Other receivables	77,488	52,652
Prepayments	5,569	5,237
Inventories	141,380	138,882
Other current assets	15,998	19,888

Total current assets	281,356	258,075

Non-current assets
Long-term equity investments	181,660	165,502
Fixed assets	503,909	533,297
Construction in progress	121,282	123,059
Intangible assets	48,700	49,282
Long-term deferred expenses	8,119	9,602
Other non-current assets	6,020	5,405

Total non-current assets	869,690	886,147

Total assets	1,151,046	1,144,222

2.	Balance Sheet (continued)

	At 31 March 2014 RMB million (unaudited)	At 31 December 2013 RMB million (audited)

Liabilities and shareholders’ equity
Current liabilities
Short-term loans	62,848	23,215
Bills payable	2,524	2,443
Accounts payable	141,882	152,007
Advances from customers	69,150	73,909
Employee benefits payable	1,880	489
Taxes payable	26,687	29,291
Other payables	133,242	132,446
Short-term debentures payable	10,000	10,000
Non-current liabilities due within one year	11,475	44,379

Total current liabilities	459,688	468,179

Non-current liabilities
Long-term loans	44,692	44,692
Debentures payable	78,421	77,961
Provisions	22,872	22,729
Deferred tax liabilities	1,078	1,105
Other non-current liabilities	2,026	1,982

Total non-current liabilities	149,089	148,469

Total liabilities	608,777	616,648

2.	Balance Sheet (continued)

	At 31 March	At 31 December
	2014	2013
	RMB million	RMB million
	(unaudited)	(audited)
Liabilities and shareholders’ equity（continued）
Shareholders’ equity
Share capital	116,795	116,565
Capital reserve	49,226	48,244
Specific reserve	1,715	1,226
Surplus reserves	190,337	190,337
Retained earnings	184,196	171,202

Total shareholders’ equity	542,269	527,574

Total liabilities and shareholders’ equity	1,151,046	1,144,222

These financial statements have been approved by the board of directors on 28 April 2014.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhua
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

3.	Consolidated Income Statement (unaudited)

		For three-month period ended 31 March
		2014	2013
		RMB million	RMB million
Operating income		641,065	695,571
Less：	Operating costs	540,340	590,055
	Sales taxes and surcharges	46,136	48,022
	Selling and distribution expenses	10,720	10,410
	General and administrative expenses	16,822	16,804
	Financial expenses	4,188	2,511
	Exploration expenses, including dry holes	3,006	3,600
	Impairment losses	(49)	(12)
	Loss from changes in fair value	1,433	1,627
Add：	Investment income	854	549

Operating profit		19,323	23,103

Add：	Non-operating income	445	350
Less：	Non-operating expenses	468	447

Profit before taxation		19,300	23,006

Less：	Income tax expense	4,818	6,175

Net profit		14,482	16,831

Attributable to：	Equity shareholders of the Company	13,477	15,834
	Minority interests	1,005	997

Basic earnings per share (RMB)	0.116	0.138
Diluted earnings per share (RMB)	0.115	0.137

These financial statements have been approved by the board of directors 28 April 2014.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhua
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

4.           Income Statement (unaudited)

		For three-month period ended 31 March
		2014	2013
		RMB million	RMB million
Operating income		385,927	389,294
Less：	Operating costs	309,988	309,209
	Sales taxes and surcharges	35,521	38,116
	Selling and distribution expenses	8,431	8,111
	General and administrative expenses	13,769	13,871
	Financial expenses	2,958	2,216
	Exploration expenses, including dry holes	2,999	3,590
	Impairment losses	(3)	(13)
	Loss from changes in fair value	1,505	1,622
Add：	Investment income	3,179	2,944

Operating profit		13,938	15,516

Add：	Non-operating income	2,496	316
Less：	Non-operating expenses	419	398

Profit before taxation		16,015	15,434

Less：	Income tax expense	3,021	2,868

Net profit		12,994	12,566

These financial statements have been approved by the board of directors on 28 April 2014.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhua
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

5.	Consolidated Cash Flow Statement (unaudited)

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million

Cash flows from operating activities：
Cash received from sale of goods and rendering of services	709,912	748,248
Refund of taxes and levies	325	210
Other cash received relating to operating activities	7,452	6,651

Sub-total of cash inflows	717,689	755,109

Cash paid for goods and services	(604,230)	(638,914)
Cash paid to and for employees	(12,487)	(11,633)
Payments of taxes and levies	(72,786)	(78,982)
Other cash paid relating to operating activities	(15,565)	(17,360)

Sub-total of cash outflows	(705,068)	(746,889)

Net cash flow from operating activities	12,621	8,220

Cash flows from investing activities：
Cash received from disposal of investments	474	85
Cash received from returns on investments	107	100
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	222	58
Other cash received relating to investing activities	487	865
Sub-total of cash inflows	1,290	1,108

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(34,663)	(48,240)
Cash paid for acquisition of investments	(4,044)	(2,924)
Other cash paid relating to investing activities	(1,755)	(1,101)

Sub-total of cash outflows	(40,462)	(52,265)

Net cash flow from investing activities	(39,172)	(51,157)

5.	Consolidated Cash Flow Statement (unaudited) (continued)

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million

Cash flows from financing activities:
Cash received from borrowings	290,155	264,709
Cash received from capital contributions	2,312	20,363
Including: Cash received from minority shareholders’ contributions to subsidiaries	2,312	954
Sub-total of cash inflows	292,467	285,072
Cash repayments of borrowings	(260,689)	(237,167)
Cash paid for dividends, profits distribution or interest	(1,319)	(944)
Sub-total of cash outflows	(262,008)	(238,111)

Net cash flow from financing activities	30,459	46,961

Effects of changes in foreign exchange rate	32	112

Net increase in cash and cash equivalents	3,940	4,136

These financial statements have been approved by the board of directors on 28 April 2014.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhua
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

6.	Cash Flow Statement (unaudited)

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million
Cash flows from operating activities:
Cash received from sale of goods and rendering of services	443,609	441,439
Refund of taxes and levies	201	143
Other cash received relating to operating activities	21,294	5,662
Sub-total of cash inflows	465,104	447,244
Cash paid for goods and services	(352,723)	(343,261)
Cash paid to and for employees	(9,503)	(9,256)
Payments of taxes and levies	(59,582)	(61,389)
Other cash paid relating to operating activities	(19,762)	(18,664)
Sub-total of cash outflows	(441,570)	(432,570)
Net cash flow from operating activities	23,534	14,674

Cash flows from investing activities:
Cash received from disposal of investments	632	25
Cash received from returns on investments	2,624	3,093
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	222	40
Other cash received relating to investing activities	23	15
Sub-total of cash inflows	3,501	3,173
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(23,824)	(24,101)
Cash paid for acquisition of investments	(7,221)	(5,328)
Sub-total of cash outflows	(31,045)	(29,429)
Net cash flow from investing activities	(27,544)	(26,256)

6.	Cash Flow Statement(unaudited) (continued)

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million

Cash flows from financing activities:
Cash received from borrowings	70,255	53,577
Cash received from capital contributions	-	19,407
Sub-total of cash inflows	70,255	72,984
Cash repayments of borrowings	(64,122)	(60,597)
Cash paid for dividends, profits distribution or interest	(1,199)	(961)
Sub-total of cash outflows	(65,321)	(61,558)

Net cash flow from financing activities	4,934	11,426

Net increase/(decrease) in cash and cash equivalents	924	(156)

These financial statements have been approved by the board of directors on 28 April 2014.

/s/ Fu Chengyu	/s/ Li Chunguang	/s/ Wang Xinhua
Fu Chengyu	Li Chunguang	Wang Xinhua
Chairman	President	Chief Financial Officer
（Legal representative）

（Company Chop）

7.	Segment Reporting (unaudited)

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million

Income from principal operations
Exploration and production	17,190	13,580
External sales	36,752	42,728
Inter-segment sales	53,942	56,308

Refining	44,542	48,645
External sales	276,143	284,062
Inter-segment sales	320,685	332,707

Marketing and distribution	348,695	356,308
External sales	1,166	1,915
Inter-segment sales	349,861	358,223

Chemicals	87,370	90,379
External sales	15,703	14,769
Inter-segment sales	103,073	105,148

Others	134,584	177,330
External sales	168,474	171,205
Inter-segment sales	303,058	348,535

Elimination of inter-segment sales	(498,238)	(514,679)
Consolidated income from principal operations	632,381	686,242

7.	Segment Reporting (unaudited) (continued)

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million
Income from other operations
Exploration and production	2,650	3,412
Refining	1,207	1,326
Marketing and distribution	2,607	2,548
Chemicals	1,820	1,812
Others	400	231
Consolidated income from other operations	8,684	9,329
Consolidated operating income	641,065	695,571

Operating profit/(loss)
By segment
Exploration and production	13,045	16,142
Refining	3,456	1,976
Marketing and distribution	8,675	8,666
Chemicals	(1,434)	105
Others	(13)	(232)
Elimination	361	35
Total segment operating profit	24,090	26,692

7.	Segment Reporting (unaudited) (continued)

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million
Investment income/ (loss)
Exploration and production	690	65
Refining	(141)	(143)
Marketing and distribution	241	162
Chemicals	(201)	172
Others	265	293
Total segment investment income	854	549

Financial expenses	(4,188)	(2,511)
Loss from changes in fair value	(1,433)	(1,627)

Operating profit	19,323	23,103
Add: Non-operating income	445	350
Less: Non-operating expenses	468	447

Profit before taxation	19,300	23,006

B.	Quarterly financial statements prepared under International Financial Reporting Standards (“IFRS”)

1.           Consolidated Income Statement (unaudited)

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million
Turnover and other operating revenues
Turnover	632,381	686,242
Other operating revenues	8,684	9,329
	641,065	695,571

Operating expenses
Purchased crude oil, products and operating supplies and expenses	(516,641)	(569,326)
Selling, general and administrative expenses	(16,122)	(16,149)
Depreciating, depletion and amortization	(21,170)	(18,591)
Exploration expenses, including dry holes	(3,006)	(3,600)
Personnel expenses	(13,249)	(12,240)
Taxes other than income tax	(46,136)	(48,022)
Other operating income/ (expenses), net	76	(74)
Total operating expenses	(616,248)	(668,002)
Operating profit	24,817	27,569

Finance costs
Interest expense	(3,129)	(2,679)
Interest income	462	304
Unrealised loss on embedded derivative component of the convertible bonds	(1,505)	(1,622)
Foreign currency exchange loss, net	(1,521)	(136)
Net finance costs	(5,693)	(4,133)
Investment income	49	29
Share of profits less losses from associates and joint ventures	805	520
Profit before taxation	19,978	23,985
Tax expense	(4,818)	(6,293)
Profit for the period	15,160	17,692

Attributable to:
Owners of the Company	14,121	16,677
Non-controlling interests	1,039	1,015
Profit for the period	15,160	17,692

Earnings per share
Basic (RMB)	0.121	0.145
Diluted (RMB)	0.120	0.144

2.	Consolidated Balance Sheet

	At 31 March	At 31 December
	2014	2013
	RMB million	RMB million
	(unaudited)	(audited)

Non-current assets
Property, plant and equipment, net	658,371	669,595
Construction in progress	159,278	160,630
Goodwill	6,255	6,255
Interest in associates	29,858	28,444
Interest in joint ventures	47,761	46,874
Investments	3,760	3,730
Deferred tax assets	4,751	4,141
Lease prepayments	43,743	43,270
Long-term prepayments and other assets	48,683	46,967
Total non-current assets	1,002,460	1,009,906

Current assets
Cash and cash equivalents	18,986	15,046
Time deposits with financial institutions	1,785	55
Trade accounts receivable	81,144	68,466
Bills receivable	25,510	28,771
Inventories	244,094	221,906
Prepaid expenses and other current assets	34,388	38,766
Total current assets	405,907	373,010
Current liabilities
Short-term debts	119,469	109,806
Loans from Sinopec Group Company and fellow subsidiaries	75,909	54,064
Trade accounts payable	208,384	202,724
Bills payable	4,499	4,526
Accrued expenses and other payables	166,794	197,606
Income tax payable	3,505	3,096
Total current liabilities	578,560	571,822
Net current liabilities	(172,653)	(198,812)
Total assets less current liabilities	829,807	811,094
Non-current liabilities
Long-term debts	107,865	107,234
Loans from Sinopec Group Company and fellow subsidiaries	37,872	38,356
Deferred tax liabilities	7,882	7,977
Provisions	26,250	26,080
Other long-term liabilities	10,487	9,821
Total non-current liabilities	190,356	189,468
	639,451	621,626

2.	Consolidated Balance Sheet (continued)

	At 31 March	At 31 December
	2014	2013
	RMB million	RMB million
	(unaudited)	(audited)

Equity
Share capital	116,795	116,565
Reserves	466,910	452,238
Total equity attributable to owners of the Company	583,705	568,803
Non-controlling interests	55,746	52,823
Total equity	639,451	621,626

3.           Consolidated Cash Flow Statement(unaudited)

		For three-month period ended 31 March
		2014	2013
		RMB million	RMB million
	Note
Net cash generated from operating activities	(a)	12,621	8,111

Investing activities
Capital expenditure		(31,613)	(44,730)
Exploratory wells expenditure		(3,050)	(3,401)
Purchase of investments, investments in associates and investments in joint ventures		(4,044)	(2,906)
Proceeds from disposal of investments and investments in associates		474	85
Proceeds from disposal of property, plant, equipment and other non-current assets		222	58
Increase in time deposits with maturities over three months		(1,730)	(28)
Interest received		462	219
Investment and dividend income received		107	100
Purchase of derivative financial instruments, net		-	(427)
Acquisitions of non-controlling interests of subsidiaries		-	(18)
Net cash used in investing activities		(39,172)	(51,048)

Financing activities
Increase in borrowings		290,155	264,709
Repayments of borrowings		(260,689)	(237,167)
Proceeds from issuing shares		-	19,409
Distributions by subsidiaries to non-controlling interests		(272)	(357)
Contributions to subsidiaries from non-controlling interests		2,312	954
Interest paid		(1,047)	(587)
Net cash generated from financing activities		30,459	46,961
Net increase in cash and cash equivalents		3,908	4,024
Cash and cash equivalents at 1 January		15,046	10,456
Effect of foreign currency exchange rate changes		32	112
Cash and cash equivalents at 31 March		18,986	14,592

3.           Consolidated Cash Flow Statement(unaudited）(continued）

Note to consolidated statement of Cash Flows
(a)	Reconciliation of profit before taxation to net cash generated from operating activities

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million

Operating activities
Profit before taxation	19,978	23,985
Adjustments for:
Depreciation, depletion and amortisation	21,170	18,591
Dry hole costs written off	1,809	974
Share of profits less losses from associates and joint ventures	(805)	(520)
Investment income	(49)	(29)
Interest income	(462)	(304)
Interest expense	3,129	2,679
Loss on foreign currency exchange rate changes and derivative financial instruments	643	141
Loss on disposal of property, plant ,equipment and other non-current assets, net	48	33
Reversals of impairment losses on assets	(49)	(12)
Unrealised loss on embedded derivative component of the convertible bonds	1,505	1,622
Operating profit before change of operating capital	46,917	47,160
Accounts receivable and other current assets	(2,893)	(17,118)
Inventories	(22,158)	(13,138)
Accounts payable and othercurrent liabilities	(4,221)	(1,158)
	17,645	15,746
Income tax paid	(5,024)	(7,635)
Net cash generated from operating activities	12,621	8,111

4.           Segment Reporting (unaudited）

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million

Turnover
Exploration and production
External sales	17,190	13,580
Inter-segment sales	36,752	42,728
	53,942	56,308

Refining
External sales	44,542	48,645
Inter-segment sales	276,143	284,062
	320,685	332,707

Marketing and distribution
External sales	348,695	356,308
Inter-segment sales	1,166	1,915
	349,861	358,223

Chemicals
External sales	87,370	90,379
Inter-segment sales	15,703	14,769
	103,073	105,148

Corporate and others
External sales	134,584	177,330
Inter-segment sales	168,474	171,205
	303,058	348,535

Elimination of inter-segment sales	(498,238)	(514,679)
Turnover	632,381	686,242

Other operating revenues
Exploration and production	2,650	3,412
Refining	1,207	1,326
Marketing and distribution	2,607	2,548
Chemicals	1,820	1,812
Corporate and others	400	231

Other operating revenues	8,684	9,329

Turnover and other operating revenues	641,065	695,571

4.       Segment Reporting (unaudited）(continued）

	For three-month period ended 31 March
	2014	2013
	RMB million	RMB million
Result
Operating profit/(loss)
By segment
- Exploration and production	13,206	16,230
- Refining	3,739	2,204
- Marketing and distribution	8,832	9,126
- Chemicals	(1,342)	164
- Corporate and others	21	(190)
- Elimination	361	35
Total segment operating profit	24,817	27,569

Share of profits from associates and joint ventures
- Exploration and production	690	65
- Refining	(142)	(144)
- Marketing and distribution	194	145
- Chemicals	(201)	172
- Corporate and others	264	282
Aggregate share of profits from associates and joint ventures	805	520

Investment income
- Exploration and production	-	-
- Refining	1	1
- Marketing and distribution	47	17
- Chemicals	-	-
- Corporate and others	1	11
Aggregate investment income	49	29

Net finance costs	(5,693)	(4,133)
Profit before taxation	19,978	23,985

C.	Differeces between Consolidated Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Other than the differences in the classifications of certain financial statements captions and the accounting for the items described below, there are no material differences between the Group’s consolidated financial statements prepared in accordance with accounting policies complying with ASBE and IFRS. The reconciliation presented below is included as supplemental information, is not required as part of the basic financial statements and does not include differences related to classification, display or disclosure. Such information has not been subject to independent audit or review. The major differences are:

(i)	Government Grants

Under ASBE, grants from the government are credited to capital reserve if required by relevant governmental regulations. Under IFRS, government grants relating to the purchase of fixed assets are recognized as deferred income and are transferred to the income statement over the useful life of these assets.

(ii)	Safety Production Fund

Under ASBE, safety production fund should be recognized in profit or loss with a corresponding change in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expense is recognized in profit or loss when incurred, and fixed assets are depreciated with applicable methods.

Effects of major differences between the net profit under ASBE and the profit for the period under IFRS are analysed as follows：

		For three-month period ended 31 March
	Note	2014	2013
		RMB million	RMB million

Net profit under ASBE		14,482	16,831
Adjustments:
Government grants	(i)	26	27
Safety production fund	(ii)	652	834
Profit for the period under IFRS		15,160	17,692

C.	Differeces between Consolidated Financial Statements prepared in accordance with the accounting policies complying with ASBE and IFRS (unaudited)

Effects of major differences between the shareholders’ equity under ASBE and the total equity under IFRS are analysed as follows:

		At 31 March	At 31 December
	Note	2014	2013
		RMB million	RMB million

Shareholder’s equity under ASBE		641,059	623,260
Adjustments:
Government grants	(i)	(1,608)	(1,634)
Total equity under IFRS		639,451	621,626

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA PETROLEUM & CHEMICAL CORPORATION

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

ANNOUNCEMENT IN RELATION TO FURTHER AVOIDING
CHINA PETROCHEMICAL CORPORATION’S COMPETITION WITH
CHINA PETROLEUM & CHEMICAL CORPORATION

China Petroleum & Chemical Corporation and the directors of the Board of Directors of China Petroleum & Chemical Corporation warrant that there are no false representations, misleading statements or material omissions contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

China Petroleum & Chemical Corporation (“Sinopec Corp.”) has recently received from its controlling shareholder, China Petrochemical Corporation, the Undertakings Regarding Further Avoiding the Competition with China Petroleum & Chemical Corporation (the “Undertakings”). The relevant terms of the Undertakings are as follows:

In order to support the business development of Sinopec Corp., to integrate the related assets of high quality and to avoid the competition, China Petrochemical Corporation has entered into a non-competition deed (the “Non-Competition Deed”) with Sinopec Corp. On 16 February 2012, based on the Non-Competition Deed, China Petrochemical Corporation issued the Undertakings Regarding Further Avoiding the Competition with China Petroleum & Chemical Corporation (the “Original Undertakings”) and further undertook that:

1.
Sinopec Corp. shall become the sole platform which deals with the exploration and production of oil and gas, oil refining, chemicals, sale of petroleum products after the integration of these upstream, midstream and downstream businesses in China Petrochemical Corporation.

-- 1 --

2.
China Petrochemical Corporation will dispose its minor remaining chemicals business within the next five years in order to avoid the competition with Sinopec Corp. with regard to the chemicals business.

3.
Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, after a thorough analysis from political and economic perspectives, Sinopec Corp. proposes to acquire overseas oil and gas assets owned by China Petrochemical Corporation (the “Assets”) when appropriate (the “Proposed Acquisitions”). China Petrochemical Corporation undertakes to transfer the Assets to Sinopec Corp., provided that the Proposed Acquisitions comply with the applicable laws and regulations, contractual  obligations and other procedural requirements at the time of the respective Proposed Acquisitions.

Pursuant to the provisions under No. 4 of the Guidance Letter to the Listed Companies — the Undertakings and Implementations of the Undertakings by the de facto Controller, Shareholders, Related Parties and Listed Companies (CSRC Announcement [2013] No.55) promulgated by China Securities Regulatory Commission (the “CSRC”) and Notice in relation to Further Improvement of Undertakings and Implementations of Undertakings by the de facto Controller, Shareholders, Related Parties, Purchasers and Listed Companies (Jinzhengjianfa [2014] No. 35) promulgated by Beijing Branch under CSRC, China Petrochemical Corporation amended item 3 of the Original Undertakings to the following:

“Given that China Petrochemical Corporation engages in the same or similar businesses as Sinopec Corp. with regard to the exploration and production of overseas petroleum and natural gas, China Petrochemical Corporation hereby grants a ten-year option to the Sinopec Corp, which includes (i) after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its overseas oil and gas assets owned as at the date of this Undertakings and still in its possession upon Sinopec Corp.’s exercise of the option to Sinopec Corp.; (ii) in relation to the overseas oil and gas assets acquired by China Petrochemical Corporation after the issuance of the Undertakings, within ten years after the completion of such acquisition, after a thorough analysis from political, economic and other perspectives, Sinopec Corp. is entitled to require China Petrochemical Corporation to sell its equity interests in these assets to Sinopec Corp. China Petrochemical Corporation undertakes to transfer the assets as required by Sinopec Corp. under aforesaid item (i) and (ii) to Sinopec Corp., provided that the exercise of such option complies with the applicable laws and regulations, contractual obligations and other procedural requirements.”

-- 2 --

Save as the amendments disclosed above, the undertakings made by China Petrochemical Corporation under the Non-Competition Deed and the Original Undertakings remain unchanged.

By order of the Board China Petroleum & Chemical Corporation Huang Wensheng Secretary to the Board of Directors

28 April 2014

As of the date of this announcement, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

#           Executive Director
*           Non-executive Director
+           Independent Non-executive Director

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Huang Wensheng

Name: Huang Wensheng

Title: Secretary to the Board of Directors

Date: April 29, 2014